DLA Piper LLP (US)
2000 University Avenue
East Palo Alto, California 94303-2250 www.dlapiper.com
Curtis L. Mo curtis.mo@dlapiper.com
T 650.833.2015
F 650.687.1170

June 24, 2021

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Life Sciences

100 F Street, NE

Washington, D.C. 20549

Attention: Margaret Schwartz and Tim Buchmiller

Re:	Tristar Acquisition I Corp.

Amendment No. 1 to Registration Statement on Form S-1

Filed May 21, 2021

File No. 333-255009

Dear Ms. Schwartz and Mr. Buchmiller:

Set forth below are responses to the comments that were provided by the Commission’s staff to our client, Tristar Acquisition I Corp. (“Tristar” or the “Company”), by your letter dated June 4, 2021 (the “Comment Letter”), regarding the above-referenced filing (the “Registration Statement”).

The text of the comments in the Comment Letter is included in the Company’s response for your reference.

In addition to the responses to the Commission’s comments, concurrently with the filing of this letter, Tristar will file Amendment No. 2 to the Registration Statement on Form S-1 (the “Amendment”) reflecting the Commission’s requested disclosure edits.

Summary, page 1

Comment 1. We note your response to prior comment number 1. Please revise page 2 to clarify the financing arrangement with Navigation Capital, including whether this is a debt or equity financing and the terms thereof. Please disclose how Navigation Capital would be compensated under this financing arrangement and what additional economic incentives Navigation Capital would be entitled to receive under this arrangement. Please also disclose whether Navigation Capital would have recourse to the Sponsor’s shares or the private placement warrants (including the Class A ordinary shares issuable upon exercise of the private placement warrants) if the Sponsor did not satisfy any of its obligations under this financing arrangement. If Navigation Capital could obtain any of the foregoing securities under the financing arrangement, please make clear under “Principal Shareholders – Transfers of Founder Shares and Private Placement Warrants,” and disclose whether Navigation Capital could impact the election or removal of directors, or the appointment of officers by the board of directors. If the Sponsor would have less of its capital directly at risk due to the financing arrangement as compared to other SPACs or otherwise, and if the Sponsor or Navigation Capital could have additional conflicts of interest due to the financing arrangement in determining whether a particular target business is an appropriate business with which to effectuate your initial business combination, please make clear and include appropriate risk factor disclosure. In addition, if both the Sponsor and Navigation Capital would both have capital at risk, please indicate the potential for conflicts of interests and how such conflicts would be resolved.

Margaret Schwartz

Tim Buchmiller

June 24, 2021

Page Two

Response: In response to the staff’s comment, the Company has revised the disclosure as requested. Please see page 2 and page 34 of the Amendment. The Company supplementally advises the staff that the Sponsor believes it will have an amount of its capital directly at risk due to the equity financing arrangement with Navigation Capital that is comparable to the capital at risk of other SPACs, and that it does not believe that the Sponsor or Navigation Capital would have additional conflicts of interest due to the equity financing arrangement in determining whether a particular target business is an appropriate business with which to effectuate the Company’s initial business combination. We advised the staff in our letter dated May 21, 2021 that there is no contractual arrangement or other consideration for Navigation Capital or its affiliate to assist the Company in a potential business combination. Finally, Navigation Capital, though its affiliate, will only have capital at risk to the extent of its equity investment in the Sponsor. The Company has disclosed in the prospectus that Mr. William Mounger is the sole manager of the Sponsor, so Navigation Capital and its affiliate will not control the Sponsor’s decision-making. We therefore do not believe there will be conflicts of interest arising from capital at risk by Navigation Capital.

Comment 2: Given your disclosure that Navigation Capital, through its affiliate, has committed to providing 70% of the capital for the Sponsor to purchase the private placement warrants, which could represent a majority of the capital to be received by the registrant from private sources, and plans to assist you with respect to sourcing a potential acquisition, please identify Navigation Capital and its affiliate as a Sponsor or tell us why that would not be appropriate. .

Response: Navigation Capital’s affiliate, which is purchasing the membership interests in the Sponsor, will be a non-managing member of the Sponsor. We have disclosed in the prospectus that Mr. William Mounger, the CEO of the Company, will be the sole managing member of the Sponsor. The Sponsor is a limited liability company controlled by its managing member. As such, Navigation Capital’s affiliate is merely a passive equity investor in the Sponsor. The Company therefore does not believe that identifying Navigation Capital and its affiliate as a Sponsor is appropriate and believes that it would confuse or mislead investors into believing the Company is under the control of Navigation Capital, either directly or through an affiliate.

Exhibits

Comment 3: Please have Collas Crill revise their opinion filed as Exhibit 5.2 to remove assumption (g) and the limitation on reliance in the penultimate paragraph. Refer to Section II.B.3 of Staff Legal Bulletin No. 19. .

Response: In response to the Staff’s comment, we are filing as Exhibit 5.2 an updated opinion of Collas Crill without assumption (g) and the limitation on reliance in the penultimate paragraph.

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If you have any questions regarding the matters discussed above, please contact me at (650) 833-2015 or via email at curtis.mo@us.dlapiper.com.

Sincerely,

/s/ Curtis Mo

Curtis L. Mo

cc:	William M. Mounger II

Jeffrey C. Selman

Enclosures